Exhibit 99.2

Construction Contract

Party A: Nanping Golden Heaven Amusement Park Management Co., Ltd.

Party B: Fujian Xinchang Construction Engineering Co., Ltd.

In accordance with the Contract Law of the People’s Republic of China and other relevant laws and administrative regulations, and in adherence to the principles of equality, voluntariness, fairness, and good faith, both parties hereby enter into this contract based on consultation and agreement on fundamental matters related to the construction project.

I Project Description and Scope of Contract

1, Project Overview: Civil Engineering and Procurement of Amusement Equipment on Behalf of Nanping

Golden Heaven Amusement Park Management Co., Ltd.

Project Name: Anshun Seven Rainbow Park

Project Location: Guizhou Anshun Seven Rainbow Park

2, The provided scope of work and description below are for general reference only and should not be considered exhaustive or definitive. The contractor shall review drawings, geological survey data, and other documents to fully understand the actual scope of this project.

3, The scope of this project contract includes:

(1)	Unless it is a project that Party A is responsible for or is specified in the contract to be completed by other contractors, Party B shall be responsible for all construction tasks of the entire project as per the drawings and contractual requirements. This includes the procurement, construction, protection, and maintenance of earthwork, materials, and equipment, whether they are of a permanent or temporary nature.

(2)	The contracted construction project includes, but is not limited to, the following:

Excavation and measurement of earthwork according to the site plan provided by Party A, including earth and rock excavation, disposal (to locations designated by Party A), on-site allocation, and disposal of debris. Safety protection facilities for surrounding buildings and residents. Compilation and organization of project documentation. On-site safety and civilized construction. Coordination with surrounding residents, relevant government agencies, and administrative institutions to ensure project quality and progress. Construction in accordance with the provided excavation plan, to prevent under-excavation and over-excavation. Preparation of construction progress review plans based on construction progress and detailed labor and technical organization plans. Compliance with all content included in the earthwork excavation project documentation provided by Party A, including all relevant documents that are originally issued and subsequently provided.

4, Contracting Method: Lump-sum contract, including supply of materials, safety, quality, schedule, civilized on-site construction, procurement, installation, commissioning, and acceptance of designated amusement equipment.

II Project Duration

The project is scheduled for a duration of 18 months, commencing from October 1, 2023 to March 31, 2025. (This duration includes the time required for Party B’s road and drainage facility construction). In cases of equal value and conditions, Party B shall be given priority for subsequent earthwork projects by Party A.

III Calculation

(1)	The total contract amount includes all necessary fees required to complete this project, such as policy-related fees, construction technology measures fees, risk fees, insurance fees, including but not limited to fees for earth excavation, loading, leveling, cleaning, maintenance of on-site roads, emissions, construction machinery, labor, temporary road construction, various measures, groundwater reduction, drainage, and fees for waste disposal paid for the project. Additionally, all risks, responsibilities, and obligations are encompassed within the aforementioned unit prices. Any increases in construction costs incurred by Party B due to changes in on-site disposal locations requested by Party A, government administrative fee adjustments, increases in material and machinery costs, or other external factors are included in the above unit prices and shall not incur additional charges.

(2)	Party B’s submission of the quotation materials signifies that Party B has a full understanding of the proposed construction site and its surrounding environment and conditions. Environmental protection measures during construction, as well as safety and protection costs both inside and outside the site area, are all taken into account in the unit prices.

(3)	Project settlement will be based on the actual excavation quantity. Party A will dispatch professional survey engineers and pre-settlement personnel to the site to measure and confirm the quantity of work. Party B must carry out construction according to the excavation plan approved by Party A and the instructions of Party A’s on-site engineers. Work quantities that do not conform to Party A’s confirmed quantities will not be calculated or settled. Party B must excavate to the elevations specified by Party A.

IV Payment Method and Settlement

1, The total contract amount is RMB One Hundred and Forty Million (RMB 140,000,000.00), inclusive of the jointly determined civil engineering work by both parties and the payment for amusement equipment procured by Party B on behalf of Party A. The final settlement will be carried out based on actual costs when the project is completed. Party A shall make payments as follows: RMB 70,000,000.00 before October 2023, cumulative payments of 70% of the contract amount before June 2024, and cumulative payments of 90% of the contract amount by March 2025 when the final completion settlement is conducted.

2, Upon completion of the project, settlement documentation will be provided as per Party A’s request. (This documentation shall be bound in A4-sized booklets and include but not be limited to the following: construction contracts or agreements, itemized quotations, change orders, on-site permits and drawings, acceptance documentation for various materials and construction records, etc.)

3, Upon full completion of the project and during the settlement process, 90% of the total project cost will be paid, with the remaining 10% to be settled within one year after the project’s completion.

V Quality of Work and Acceptance

1, Acceptance shall be conducted in accordance with the technical requirements specified in the drawings and the contract, and this project must meet the required standards.

2, Construction and acceptance for this project shall strictly adhere to the current national, industry, provincial, and municipal standards, specifications, or criteria, including but not limited to the “Quality Acceptance Specification for Earth and Stone Blasting Engineering Construction,” “Construction Engineering Quality Inspection and Appraisal Standards,” and “Quality Acceptance Specification for Construction of Building Foundations and Foundations.”

VI Responsibilities and Obligations of Both Parties

Party B’s Responsibilities:

1, Party B shall, prior to commencing work, submit a detailed construction organization design to the supervisory entity and Party A. Party B shall strictly adhere to the construction organization design approved by the supervisory entity and Party A when conducting the construction. Party B shall take full responsibility for the suitability, stability, and safety of all on-site operations and construction methods.

2, Party B shall meticulously organize the construction in accordance with the terms of the contract, as well as the requirements of the standards and designs. Party B shall complete the contract work on time and meet the quality standards specified in the contract. To achieve this, Party B shall provide all necessary supervision, labor, materials, equipment, construction machinery, and other items required.

3, Party B has the responsibility to review the contract documents or during the implementation of this contract. If any discrepancies, omissions, or defects are discovered in the engineering design drawings or other documents, Party B shall promptly notify the supervisory entity in writing. Otherwise, Party B, being an experienced party, shall be held responsible for any losses incurred from any errors that Party B should be able to identify but fails to identify in the project. After Party A makes the necessary corrections, Party B shall implement the corrective action plan accordingly.

4, Party B is not permitted to subcontract or subdivide the entire or any part of this contract without the prior approval of Party A. Otherwise, Party A may terminate this contract, and Party B shall be liable for all consequences.

5, During the construction process, Party B must take appropriate safety measures. Any personal injury or safety accidents that occur during the operation process shall be the sole responsibility of Party B, and Party A shall not be liable for any loss or compensation.

6, Party B shall submit all project completion documentation and drawings, including electronic files, in four copies upon project completion.

Party A’s Responsibilities:

1, Party A or its appointed supervisory entity shall be responsible for on-site coordination and management, supervision of construction quality, handling of technical issues, and approval of engineering changes.

2, In accordance with the contract terms, Party A may issue requests for engineering changes or provide on-site authorizations as required.

3, Party A shall promptly process project settlements and make payments as stipulated in the contract.

4, Party A shall promptly organize the project’s completion inspection, handle completion procedures, and coordinate with Party B.

5, Party A shall provide Party B with design and construction drawings, or any technical information, data, or drawings deemed necessary by the supervisory entity.

6, In the event of significant quality issues or if the progress does not meet the phased milestones required by Party A during the construction process, Party A shall notify Party B in writing within 5 days. If Party B fails to demonstrate noticeable improvements or implement measures to expedite progress, it shall be considered a breach of contract, and Party A shall have the right to unilaterally terminate this contract immediately.

7, In the event of Party B’s breach of contract as per the terms of this contract, Party A reserves the right to seek contractual remedies for such breach. The penalty for such breach shall become effective upon Party A’s and the supervisory entity’s confirmation of the breach, provided that sufficient evidence exists.

8, Party A shall provide basic conditions for earth and stone excavation, such as access points for water and electricity.

VII Breach of Contract Liability

1, During construction, Party B is not allowed to unilaterally change construction practices. If such changes are discovered, Party A may impose fines, and Party A has the right to terminate the contract. Any resulting losses shall be borne entirely by Party B.

2, Party B must comply with on-site instructions from Party A. If Party B fails to follow the instructions of Party A’s project manager and this leads to an impact on project progress or quality, Party B shall be held responsible, and Party A reserves the right to terminate the contract.

3, Party B must ensure compliance with the project’s quality and progress requirements. If Party B fails to meet the contract requirements or deviates from Party A’s drawings in construction, Party A has the right to terminate the contract at any time, thereby ending the contractual relationship. Party B shall be responsible for any resulting losses.

4, Except in cases where both parties agree to terminate the contract through negotiation, any breach of contract or inability to fulfill the contract by either party shall result in the consequences of liability. The losses incurred shall be the responsibility of the party in breach.

VIII This contract shall come into effect after being signed and stamped by the authorized representatives of both Party A and Party B. It shall become invalid upon the completion of payment by Party A and the expiration of the contract warranty period.

IX Due to the close relationship between the installation of amusement equipment and the associated civil engineering work, and to ensure the smooth installation of amusement equipment, based on the good cooperation between Party A and Party B, Party A entrusts Party B with the procurement of amusement equipment related to the Guizhou Anshun Seven Rainbow Park. Party B shall enter into equipment procurement contracts with amusement equipment suppliers on behalf of Party A. The payment for the amusement equipment purchased by Party B on behalf of Party A shall be transferred from Party A to Party B’s designated bank account and then forwarded by Party B to the respective amusement equipment procurement suppliers. As Party B is only acting as a procurement agent, ownership of the amusement equipment purchased by Party B on behalf of Party A shall belong to Party A and shall be considered to be Party A’s fixed assets.

X Any matters not covered in this contract shall be resolved through mutual negotiation between Party A and Party B. This contract consists of 6 pages and is made in four identical counterparts, with each party holding two copies, all of which shall have the same legal effect.

Party A: Nanping Golden Heaven Amusement Park Management Co., Ltd.

Party A Representative:

Party B: Fujian Xinchang Construction Engineering Co., Ltd.

Party B Representative:

Date: September 28, 2023